Ciba Specialty             Ciba                       Ciba Specialites
Chemicals Inc.             Spezialitatenchemie AG     Chimiques SA Suisse
Switzerland                Schweiz


                                                                   [CIBA LOGO]

                                                                  Exhibit 99.1

Page 1 of 6
May 2, 2002
Basel, Switzerland
News Release: First Quarter Results 2002
----------------------------------------
Ciba Specialty Chemicals: well positioned for upturn in the global economy

o Sales up 6% from Q4 2001; below strong year-ago period

o EBITDA resilient to economic downturn

o Cash generation further strengthens financial position

o Outlook confirmed



------------------------------------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS (unaudited)
(in millions of Swiss francs, except per share data)
.............................................................................................................
Three months ended March 31,                                                     2002   2001(1)  Change in %
------------------------------------------------------------------------------------------------------------
Net sales                                                                       1 806     1 926       -4*/-6
------------------------------------------------------------------------------------------------------------
Gross profit                                                                      602       629           -4
------------------------------------------------------------------------------------------------------------
Operating income                                                                  202       223        0*/-9
------------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes and minority                164       172           -5
interest
------------------------------------------------------------------------------------------------------------
Net income                                                                        108       118           -8
------------------------------------------------------------------------------------------------------------
Earnings per share, basic and diluted                                            1.62     1.78
------------------------------------------------------------------------------------------------------------
EBITDA(2)                                                                         300       338      -5*/-11
------------------------------------------------------------------------------------------------------------


*    Percentage change in local currencies.

(1)  In accordance with the provisions of Financial Accounting Standards Board
     (FASB) Statement of Financial Accounting Standard (SFAS) No. 142 "Goodwill and Other Intangible Assets", effective January 1, 2002, goodwill is no longer amortized to earnings. On a pro forma basis, excluding goodwill amortization first quarter 2001 operating income would have been CHF 238 million, income from continuing operations before income taxes and minority interest CHF 187 million, income from continuing operations CHF 129 million, net income CHF 131 million, and earnings per share, basic and diluted CHF 1.99 per share. EBITDA remains unchanged.

(2) EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated as operating income plus depreciation and amortization.

Ciba Specialty Chemicals today announced first quarter 2002 results that mark a substantial rebound from fourth quarter 2001 levels, although they did not meet the levels achieved in the first quarter of 2001, when economic conditions were far more positive. Sales totaled CHF 1.806 billion (-4 percent in local currencies and -6 percent in Swiss francs, year-over-year). Compared to the fourth quarter, however, sales rose 6 percent in Swiss francs. Profitability for the first quarter of 2002, as measured by EBITDA(1), reached CHF 300 million, or 16.6 percent of sales (-5 percent in local currencies and -11 percent in Swiss francs, year-over-year). Similar to the quarter-to-quarter sales trend, EBITDA rose 9 percent compared to the fourth quarter of 2001. Net income rose 37 percent over the fourth quarter and reached CHF 108 million (-8 percent, year-over-year). Earnings per share totaled CHF 1.62. Free cash flow was substantially higher than the first quarter of 2001, allowing for a further reduction in net debt levels. Results were in line with expectations. The Company confirms its previous outlook statement.

Armin Meyer, Chairman and Chief Executive Officer of Ciba Specialty Chemicals, commented, "We anticipated a difficult first quarter, due to the continuing sluggishness of the global economy. Yet, we are encouraged by the rebound in sales and profitability from fourth quarter lows. The global markets have stabilized and, in certain cases, we are starting to see the first signs of improvement. I'm also very pleased by our continuing strong cash generation and reduction of net debt despite poor market conditions. Our results show that even in these very difficult times, we have the discipline and strategy to improve our financial position and generate cash."

SALES AND PROFITS REBOUND FROM Q4 LOWS

Both sales and EBITDA for the first quarter of 2002 showed a substantial improvement over the lows reached in the fourth quarter of 2001, especially in Europe, the Americas and non-Japan Asia. In Swiss francs, sales increased quarter-to-quarter by 6 percent. EBITDA rose between the quarters by 9 percent. The 16.6 percent EBITDA margin was the best margin recorded since the second quarter of 2001. Net income rose quarter-to-quarter by 37 percent.

SALES COMPARISON TO Q1 2001

As expected, sales in the first quarter of 2002, which totaled CHF 1.806 billion, were 4 percent lower in local currencies and 6 percent lower in Swiss francs than the strong levels of a year ago. Volumes were moderately lower, at 2 percent, while prices declined on average 2 percent due to intense competition in selected markets. Geographically, year-over-year sales were lower in most areas in both Swiss francs and local currencies, especially in the United States, Japan and Germany. In local currencies, sales in non-Japan Asia rose 4 percent over last year's levels, showing better resilience to the global trends.

GOOD PROFITABILITY DESPITE DIFFICULT MARKETS

The gross profit margin increased year-over-year from 32.7 percent of sales to
33.3 percent, as reduced personnel costs and significantly lower raw material costs started to take effect. EBITDA totaled CHF 300 million in the first quarter of 2002, or 16.6 percent of sales as compared to CHF 338 million, or
17.5 percent of sales, in the first quarter of 2001. The weakening Euro and Japanese yen took their toll on the results. On the other hand, the proactive steps taken last year to reduce headcount and related costs, coupled with lower raw material costs and continuing tight controls on expenses, helped to maintain profitability.
----------------------------
1  EBITDA means Earnings Before Interest, Taxes, Depreciation and Amortization

The Company is on track to implementing the measures by mid-year designed to lower expenses by CHF 70 million. Operating income totaled CHF 202 million. In local currencies, that was equal to last year's levels and 9 percent lower in Swiss francs. With the improvement in net financial expenses of some CHF 13 million, net income reached CHF 108 million, 8 percent lower in Swiss francs. Earnings per share were CHF 1.62.

SOLID CASH GENERATION CONTINUES

The Company is well on track to meet its target for free cash flow generation by tightly controlling current assets, capital expenditures and general costs. Inventory levels showed a further decline, while receivables rose during the quarter due to the higher sales total in the first quarter of 2002 as compared to the fourth quarter of 2001. Free cash flow was substantially higher than in the first quarter of 2001, allowing for a further reduction in net debt levels.

Armin Meyer commented, "Cash generation remains our priority. We need cash to grow, to finance projects like the Ciba Specialty Chemicals Research Fund as well as to realize investments or acquisitions. It is cash generation and a strong balance sheet that separate the healthy players from the weak in these challenging times."

OUTLOOK

Global market conditions remained weak during the first quarter of 2002. Nevertheless, macroeconomic conditions showed some signs of stabilization. Conditions during the second quarter of 2002 are expected to remain weaker than in the second quarter of 2001, which would lead to lower sales and margins for the first half of 2002 as compared to the first half of 2001. For the full year of 2002, however, the Company expects both sales and earnings to be above the levels of 2001, assuming an economic recovery later in the year in the United States and, afterwards, in Europe as well as reasonably stable exchange rates vis-a-vis the Swiss franc. Improvements in results are expected both from the effects of a general recovery as well as from the initiatives launched by Ciba Specialty Chemicals early in 2001 to reduce structural costs and generate cash.

SEGMENTS

SEGMENT RESULTS(2) (unaudited)

(in millions of Swiss francs)
------------------------------------------------------------------------------------------------------------
                            3 month     3 month  Change   Change     3 MONTH              3 month
                               2002        2001    in %     In %        2002    % of         2001     % of
                              sales       sales   local      CHF      EBITDA    Sales      EBITDA    Sales
                                                  curr.
------------------------------------------------------------------------------------------------------------

Plastic Additives               460         490      -4       -6          94     20.5         113     23.2
------------------------------------------------------------------------------------------------------------
Coating Effects                 482         509      -3       -5          93     19.3         105     20.6
------------------------------------------------------------------------------------------------------------
Water & Paper Treatment         371         380      -1       -2          53     14.3          36      9.6
------------------------------------------------------------------------------------------------------------
Textile Effects                 393         445     -10      -12          50     12.8          80     18.0
------------------------------------------------------------------------------------------------------------
Home & Personal Care            100         102       0       -2          19     18.7          17     16.5
------------------------------------------------------------------------------------------------------------
Total net sales               1 806       1 926      -4       -6
------------------------------------------------------------------------------------------------------------

PLASTIC ADDITIVES

Sales for the Plastic Additives Segment were 4 percent lower in local currencies than the strong comparable quarter one year ago. In Swiss francs, they totaled CHF 460 million (-6 percent). Volumes were steady while prices declined by 4 percent as a result of fierce price competition in NAFTA. Segment sales improved significantly over the fourth quarter of 2001, up 10 percent in Swiss francs.

EBITDA reached CHF 94 million, or 20.5 percent of sales, as compared to 23.2 percent in the strong comparable period a year ago. However, EBITDA was 20 percent higher compared to the fourth quarter of 2001.

----------------------------
2 In the first half of 2001, the Company implemented a new organizational structure, which created five Segments focused on specific customer markets. Amounts previously reported in the first quarter of 2001 have been restated to conform to the first quarter 2002 presentation.

COATING EFFECTS

The Coating Effects Segment saw sales decline by 3 percent in local currencies (-5 percent in Swiss francs), as compared to the first quarter of 2001, to total CHF 482 million. Volumes were 2 percent lower and prices fell by 3 percent. First quarter sales improved in the United States and non-Japan Asia, compared to the fourth quarter of 2001. Compared to the fourth quarter of last year, overall Segment sales were 9 percent higher in Swiss francs.

EBITDA totaled CHF 93 million, or 19.3 percent of sales, lower than the year-ago level of 20.6 percent. Compared to the fourth quarter of 2001, however, EBITDA rose by 19 percent.

WATER & PAPER TREATMENT

Despite significantly tougher economic conditions than in the first quarter of 2001, the Water & Paper Treatment Segment virtually repeated last year's sales levels (-1 percent in local currencies). In Swiss francs, sales were 2 percent lower, at CHF 371 million. The Asia/Pacific region and parts of Europe were particularly strong. Volumes were steady and prices declined by just 1 percent. Compared to the fourth quarter, sales rose 2 percent in Swiss francs.

EBITDA reached CHF 53 million, a margin of 14.3 percent of sales compared to
9.6 percent of sales last year. The higher profitability was fueled both by the effect of recent right-sizing efforts as well as positive trends in raw material costs. The Segment is on course with its turnaround and with its EBITDA for the year.

TEXTILE EFFECTS

Sales for the Textile Effects Segment reached CHF 393 million, 12 percent lower in Swiss francs and 10 percent lower in local currencies. Due to declines in the overall textile markets, and the efforts to pursue quality sales over quantity, volumes declined by 9 percent while price reductions were held to 1 percent. Sales rebounded from the fourth quarter of 2001, up by 5 percent in Swiss francs.

Very tight cost management could not fully compensate for the effects of the weaker sales situation. EBITDA in the first quarter totaled CHF 50 million, or
12.8 percent of sales, compared to CHF 80 million, or 18.0 percent of sales, a year ago. EBITDA improved substantially compared to the fourth quarter of 2001, rising by 9 percent.

HOME & PERSONAL CARE

Sales for the Home & Personal Care Segment were flat in local currencies compared to the first quarter of 2001. At CHF 100 million, sales were 2 percent lower in Swiss francs. Both volumes and prices were steady. Compared to the very strong fourth quarter performance, sales were 7 percent lower in Swiss francs.

A continuing focus on controlling expenses led to an 11 percent improvement in EBITDA in the first quarter compared to year-ago levels, to CHF 19 million, or
18.7 percent of sales. However, EBITDA was below the exceptional fourth quarter 2001 performance (28.6 percent of sales).

                                      ***

Ciba Specialty Chemicals (SWX: CIBN, NYSE: CSB) is a leading company dedicated to producing high-value effects for its customers' products. Our specialty chemicals, added in small quantities, enhance the performance, look and feel of the final product. Business success is driven by our long-term strategy of innovation and continuous operational improvements. Ciba brings new and creative thought to the processes and products of our customers in more than 120 countries. Ciba generated sales of CHF 7.4 billion in 2001 and CHF 276 million was spent on R&D to foster innovation across the Company.

Virtual media kit: www.cibasc.com/media

o    News release in full
o    Financial Tables (PDF)


Financial calendar

o    August 21, 2002: First Half 2002 financial results
o    October 29, 2002: Third Quarter 2002 financial results


For further information please contact:
--------------------------------------

Media                                                Investor Relations
-----                                                ------------------

BASEL, SWITZERLAND                                   BASEL, SWITZERLAND
Thomas Gerlach                                       Matthias A. Fankhauser
Group Communications                                 Investor Relations
Tel: +41 61 636 4444                                 Tel: +41 61 636 5081
Fax: +41 61 636 3019                                 Fax: +41 61 636 5111



FORWARD-LOOKING STATEMENTS
Forward-looking statements and information contained herein are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Such statements reflect the current views of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company's targeted customers, changes in the Company's business strategy, the Company's ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.

CIBA SPECIALTY CHEMICALS
FIRST QUARTER REPORT 2002

-----------------------------------------------------------------------------------------------------------
CONSOLIDATED FINANCIAL HIGHLIGHTS (unaudited)
(in millions of Swiss francs, except per share data)
............................................................................................................
Three months ended March 31,                                                    2002   2001(1)  Change in %
-----------------------------------------------------------------------------------------------------------
Net sales                                                                      1 806     1 926       -4*/-6
-----------------------------------------------------------------------------------------------------------
Gross profit                                                                     602       629           -4
-----------------------------------------------------------------------------------------------------------
Operating income                                                                 202       223        0*/-9
-----------------------------------------------------------------------------------------------------------
Financial income and expense, net(2)                                            (38)      (51)          -25
-----------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes and minority interest      164       172           -5
-----------------------------------------------------------------------------------------------------------
Provision for income taxes                                                        49        54           -9
-----------------------------------------------------------------------------------------------------------
Income from continuing operations before minority interest                       115       118           -3
-----------------------------------------------------------------------------------------------------------
Minority interest(2)                                                               7         2
-----------------------------------------------------------------------------------------------------------
Income from continuing operations                                                108       116           -6
-----------------------------------------------------------------------------------------------------------
Cumulative effects of change in accounting principles, net of tax(3)               0         2
-----------------------------------------------------------------------------------------------------------
Net income                                                                       108       118           -8
-----------------------------------------------------------------------------------------------------------
Basic and diluted earnings per share
-----------------------------------------------------------------------------------------------------------
  Continuing operations                                                         1.62      1.74
-----------------------------------------------------------------------------------------------------------
  Cumulative effects of change in accounting principles(2)                         -      0.04
-----------------------------------------------------------------------------------------------------------
  Net income per share                                                          1.62      1.78
-----------------------------------------------------------------------------------------------------------
EBITDA(4)                                                                        300       338      -5*/-11
-----------------------------------------------------------------------------------------------------------
*    Percentage change in local currencies.
(1)  In accordance with the provisions of Financial Accounting Standards Board (FASB) Statements of
     Financial Accounting Standard (SFAS) No. 142 "Goodwill and Other Intangible Assets", effective
     January 1, 2002, goodwill is no longer amortized to earnings. On a pro forma basis, excluding goodwill amortization first quarter 2001 operating income would have been CHF 238 million, income from continuing operations before income taxes and minority interest CHF 187 million, income from continuing operations CHF 129 million, net income CHF 131 million, basic and diluted earnings per share from continuing operations CHF 1.95 per share and basic and diluted net income per share CHF
     1.99 per share. EBITDA remains unchanged.
(2)  Beginning in 2002, minority interest is reported separately and is no longer reported as a component of financial income and expense, net. The 2001 financial statements amounts have been reclassified to conform with this 2002 presentation.
(3)  On January 1, 2001, the Company adopted the new accounting standards SFAS No. 133 and SFAS No. 138 on derivative financial instruments.
(4)  EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated as operating income plus depreciation and amortization.

---------------------------------------------------------------------------------------------------------------------
CONDENSED BUSINESS SEGMENT DATA (unaudited)
(in millions of Swiss francs)
---------------------------------------------------------------------------------------------------------------------
                                                  Change %                                                     Change %
                                                Local                                                        Local
Three months ended March     2002     2001 currencies        Three months ended           2002     2001 currencies
31,                                                    CHF   March 31,                                              CHF
----------------------------------------------------------   ----------------------------------------------------------
NET SALES                                                    EBITDA(2)
----------------------------------------------------------   ----------------------------------------------------------
Plastic Additives             460      490         -4   -6   Plastic Additives              94      113        -11  -17
----------------------------------------------------------   ----------------------------------------------------------
Coating Effects               482      509         -3   -5   Coating Effects                93      105         -4  -11
----------------------------------------------------------   ----------------------------------------------------------
Water & Paper Treatment       371      380         -1   -2   Water & Paper Treatment        53       36         53   46
----------------------------------------------------------   ----------------------------------------------------------
Textile Effects               393      445        -10  -12   Textile Effects                50       80        -32  -37
----------------------------------------------------------   ----------------------------------------------------------
Home & Personal Care          100      102          0   -2   Home & Personal Care           19       17         15   11
----------------------------------------------------------   ----------------------------------------------------------
Corporate                       -        -          -    -   Corporate                      -9      -13        -32  -31
----------------------------------------------------------   ----------------------------------------------------------
TOTAL NET SALES             1 806    1 926         -4   -6   TOTAL EBITDA(2)               300      338         -5  -11
----------------------------------------------------------   ----------------------------------------------------------
----------------------------------------------------------   ----------------------------------------------------------
OPERATING INCOME                                             EBITDA MARGIN(3)
----------------------------------------------------------   ----------------------------------------------------------
Plastic Additives              68       87        -16  -23   Plastic Additives          20.5 %   23.2 %
----------------------------------------------------------   ----------------------------------------------------------
Coating Effects                68       77         -3  -12   Coating Effects            19.3 %   20.6 %
----------------------------------------------------------   ----------------------------------------------------------
Water & Paper Treatment        31       13        166  149   Water & Paper Treatment    14.3 %    9.6 %
----------------------------------------------------------   ----------------------------------------------------------
Textile Effects                34       64        -41  -48   Textile Effects            12.8 %   18.0 %
----------------------------------------------------------   ----------------------------------------------------------
Home & Personal Care           12       12          7    2   Home & Personal Care       18.7 %   16.5 %
----------------------------------------------------------   ----------------------------------------------------------
Corporate                     -11      -15        -33  -32   Corporate                       -        -
----------------------------------------------------------   ----------------------------------------------------------
Operating Income before                                      TOTAL EBITDA MARGIN(3)     16.6 %   17.5 %
goodwill amortization         202      238         -7  -15   ----------------------------------------------------------
----------------------------------------------------------
Goodwill amortization(1)        -      -15
----------------------------------------------------------
TOTAL OPERATING INCOME        202      223          0   -9
----------------------------------------------------------

(1)  See footnote (1) to Consolidated Financial Highlights table above.
(2) EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated as operating income plus depreciation and amortization.
(3) EBITDA margin is EBITDA expressed as a percentage of net sales (EBITDA divided by net sales).